EXHIBIT 99.1

Equinor ASA: Ex dividend

From 14 August 2020, the shares in Equinor (OSE: EQNR, NYSE: EQNR) will be traded ex dividend at USD 0.09.

Record date is 17 August 2020.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.